Exhibit A

Blue Ocean Comments on Fraudulent Claims from Conflicted Party Golden Meditech Regarding Global Cord Blood Corporation

Recent Filing Only Intended as a Distraction to Shareholders and has No Impact on Blue Ocean Campaign to STOP the Cellenkos Transaction

(New York – 23 May, 2022) Blue Ocean Structure Investment Company Ltd. (“Blue Ocean”), a significant shareholder of Global Cord Blood Corporation (the “Company” or “Global Cord”) (NYSE: CO), today commented on what Blue Ocean believes to be a shocking, distracting and fraudulent Schedule 13D filing made by Golden Meditech Stem Cells (BVI) Company Limited (“Golden Meditech”) with the U.S. Securities and Exchange Commission.

Blue Ocean, whose investment in Global Cord represents an ownership position of approximately 65% of the Company’s shares, has stated its intent to take all possible actions to stop Global Cord’s planned acquisition (the “Transaction”) of Cellenkos, Inc. (“Cellenkos”). To date, Blue Ocean has been able to obtain an injunction from the Grand Court of the Cayman Islands that will temporarily prevent the Transaction from proceeding as well as gathered significant support from fellow shareholders.

In what is a clear reaction to Blue Ocean’s successful campaign, Mr. Kam Yuen, who through Golden Meditech controls Cellenkos, has made a number of claims including that Golden Meditech has a right to Global Cord shares owned by Blue Ocean. Blue Ocean would like to stress that THESE CLAIMS ARE ENTIRELY FALSE AND ONLY INTEND TO DISTRACT SHAREHOLDERS. Blue Ocean reserves the right to take any legal actions it deems necessary or appropriate arising from the Schedule 13D filing made by Golden Meditech.

Global Cord shareholders should understand the following:

1.	Mr. Kam is closely tied to Global Cord. Blue Ocean disclosed evidence in the ongoing legal proceedings in the Cayman Islands that Mr. Kam is in a relationship, and has children with, the current chairwoman of Global Cord (Ting Zheng). As a result, Global Cord is unable to continue to assert that the Cellenkos Transaction is an arms' length commercial transaction in the best interests of the Company rather than for the benefit of Mr. Kam. It is clear that Mr. Kam has significant incentives to push this Transaction through to the detriment of Global Cord shareholders.

2.	The share charge agreement is forged. Mr. Kam is now attempting to circumvent the legal proceedings by trying to steal Blue Ocean's shares using fraudulent share charges and loan documents. There is no credible claim to Blue Ocean’s share ownership and therefore no impact to our ability to work with shareholders to affect change at Global Cord.

3.	Blue Ocean is already taking legal action against Mr. Kam related to these fraudulent claims where we expect quick resolution in our favor. Blue Ocean believes the actions taken by Mr. Kam have no impact on Blue Ocean's share ownership, the ongoing legal proceedings or our commitment to stop the Cellenkos Transaction.

It is crucial that all shareholders in Global Cord fully support the legal proceedings and the actions of Blue Ocean to ensure the Cellenkos Transaction is stopped. We would also like to assure all shareholders that Mr. Kam's latest Schedule 13D filing has no impact on Blue Ocean's legal title to its shares of Global Cord or the legal proceedings to prevent the Transaction.

Blue Ocean firmly believes the Transaction is not in the best interests of the Company or its shareholders due to the following reasons:

•	No discernible long-term value at Cellenkos – no commercially marketable products.

•	Unjustifiable purchase price – fundraising that occurred at the same time as the Company's valuation of Cellenkos indicated a fair value of US $28.67 per share, compared to the Company's valuation of Cellenkos of US $329.70 per share.

•	Massive dilution of shareholders – existing shareholders will be diluted by over 50% as the consideration of the Transaction involves both cash and a substantial equity stake in the Company.

•	Conflicted governance in the Transaction process – Cellenkos management is closely tied to the Company's Board, representing a significant conflict of interest.

•	Total disregard for shareholder perspectives – the Company failed to consult with its key stakeholders prior to the announcement and has refused to run an EGM to vote on the Transaction.

To safeguard the best interests of all shareholders of the Company, Blue Ocean intends to take all possible steps to prevent the proposed acquisition, including endeavoring to convene an EGM to pass a special resolution to terminate the proposed acquisition. Blue Ocean urges any shareholders of the Company who share any concerns regarding the proposed acquisition to reach out immediately and join forces to protect all existing shareholders of the Company.

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For any inquiries, please contact:

FTI Consulting

Brad Newman (US) brad.newman@fticonsulting.com +12128505736	Rita Fong (Hong Kong) Rita.fong@fticonsulting.com +85237684548	Rachel Hsueh (China) rachel.hsueh@fticonsulting.com +862123151065